EXHIBIT 99.3

Included below are notes 12 and 13 from Reliant Energy, Inc.’s consolidated unaudited interim financial statements included in its Quarterly Report on Form 10-Q for the period ended June 30, 2004.

(12) Contingencies

(a) Legal and Environmental Matters.

For information regarding legal proceedings and environmental matters, including a criminal pending proceeding against one of our subsidiaries, Reliant Energy Services, Inc. (Reliant Energy Services), based upon an alleged violation of the Commodity Exchange Act and related wire fraud and conspiracy charges, see (a) note 15 to our consolidated financial statements included in our Form 10-K and (b) notes 11 and 12 to our interim financial statements included in our First Quarter Form 10-Q, which notes, as updated below, are incorporated herein by reference.

Enron Settlement. In June 2004, we entered into a settlement agreement with Enron Corp. and certain of its subsidiaries (collectively referred to as “Enron”). The settlement agreement, which was approved by the bankruptcy court, provided for, among other things, the dismissal of all pending litigation between Enron and us. In addition, the settlement agreement provided for allowed bankruptcy claims against Enron in an aggregate amount of approximately $108 million. In July 2004, we entered into an agreement to sell and assign our claim to a third party. As we had previously written off our net receivable and derivative assets from Enron, we will recognize a $30 million (pre-tax) gain upon the sale. The sale is expected to close in August 2004.

Texas Commercial Energy. In June 2004, the court dismissed Texas Commercial Energy, LLP’s (TCE’s) claims against us and other ERCOT defendants based on: federal and state antitrust law, fraud, negligent misrepresentation and civil conspiracy. The court also dismissed, without prejudice, various of TCE’s causes of action, including breach of contract and other claims. In July 2004, TCE filed a notice of its intent to appeal the decision.

Natural Gas Class Actions. In May 2004, the court dismissed, on the basis of federal preemption, the claims asserted by the California Lieutenant Governor in a case filed in state court in California. The dismissal was without prejudice to the right of the plaintiff to amend its petition to attempt to state a claim.

In July, three additional lawsuits asserting allegations similar to those raised in the natural gas class actions described in note 15 to our consolidated financial statements in our Form 10-K were filed against us or our subsidiaries.

Power Class Actions. In July 2004, the Ninth Circuit Court of Appeals ruled that the Federal Energy Regulatory Commission (FERC) has exclusive jurisdiction to consider allegations filed by the California Attorney General regarding the double selling of ancillary services. This decision by the Ninth Circuit is expected to have precedential effect in all remaining electricity class action lawsuits.

Tolling Agreements—Western State Energy Crisis Claims. In May 2004, we entered into agreements with several parties, including the attorney generals of California, Oregon and Washington, to suspend or toll the running of time limits and time-related defenses, including statutes of limitation, for certain claims relating to conduct or actions that contributed to the energy crisis in the western states of the United States in 2000 and 2001. Upon the expiration of these tolling agreements, unless extended, it is possible that additional lawsuits may be filed against us or our subsidiaries with respect to these matters notwithstanding the expiration of the applicable limitation period.

Mechanics Lien. BVBM-Hunterstown (a joint venture of Black & Veatch Construction, Inc. and Barton Malow Company), the contractor of our 870 MW Hunterstown electric generating facility, has filed a mechanics lien in the amount of $39 million for amounts it claims are owed in excess of the fixed-price set forth in the construction contract. The amounts claimed are alleged to be the result of labor and material costs incurred by BVBM-Hunterstown in connection with force majeure and related events. The lien does not constitute a default under our credit agreement. We intend to vigorously contest the claim and the mechanics’ lien.

(b) California Energy Sales Credit and Refund Provisions.

We have recorded receivables from the California Independent System Operator (Cal ISO) and the California Power Exchange (Cal PX) relating to power sales into the markets run by the Cal ISO and the Cal PX. The receivables relate to the period between the fourth quarter of 2000 and June 2001. For additional information, see note 15(b) to our consolidated financial statements included in our Form 10-K.

We are a party to a refund proceeding initiated by the FERC in 2001 regarding wholesale electricity prices that we charged in California from October 2, 2000 through June 20, 2001. Based on the most recent refund methodology adopted by the FERC with respect to these receivables, we currently estimate our refund obligation to be $76 million. However, the estimated reasonably possible range of refunds, depending on interpretations of the FERC’s order, varies from $76 million to $210 million for the designated energy sales in California.

We have adjusted these receivables to take into account (a) the expected refund obligation, (b) a credit reserve (as of December 31, 2003) and (c) interest accrued on the receivables. The adjustments are as follows:

	June 30, 2004	December 31, 2003
	(in millions)
Accounts receivable related to the period from October 2000 through June 2001, excluding estimated refund obligation	$278	$283
Estimated refund obligation (1)	(76)	(81)
Credit reserve	—	(21)
Interest receivable	22	18

Accounts receivable, net	$224	$199

(1)	The FERC’s established refund methodology is subject to change. The estimated refund obligation is computed based on the FERC’s established method as of the respective date. We will continue to assess the exposure to loss based on further developments in the FERC refund proceeding and will adjust the refund obligation to reflect the impact of such developments in the periods in which they occur.

During the three and six months ended June 30, 2004 and 2003, we adjusted our estimated refund obligation and credit reserve (netted in revenues) and interest income (recorded in interest income) related to energy sales in California as follows (income (loss)):

	Three Months Ended June 30,			Six Months Ended June 30,
	2004		2003	2004		2003
	(in millions)
Estimated refund obligations	$5	(1)	$1	$5		$88
Credit reserve	—		(1)	21	(2)	(13)
Interest receivable	2		1	3		10

Pre-tax impact on loss Equity investments in unconsolidated subsidiaries	$7		$1	$29		$85

(1)	During the three months ended June 30, 2004, we adjusted our estimated refund obligation by $5 million due to clarification by the FERC of various issues involving the calculation of the refund amount and the gas cost offset amount.
(2)	During the three months ended March 31, 2004, we reversed the credit reserve, which was related to Pacific Gas and Electric Company (PG&E), a purchaser of power in the Cal ISO and Cal PX markets in 2000 and 2001, due to PG&E funding its obligations into an escrow account pursuant to a bankruptcy order and its emergence from bankruptcy. As of June 30, 2004, we believe that the gross accounts receivable are fully collectible, subject to the refund obligation discussed above.

The issues related to the California energy crisis are complex and involve a number of court and regulatory proceedings that are ongoing. The resolution of these matters remains uncertain and could range from litigating these matters to conclusion to resolving these matters through settlement, or some combination of both litigation and settlement. Depending on how these matters are ultimately resolved, the amount of our net receivable could be materially impacted.

(13) Liberty Generating Station

Default Under Non-Recourse Financing Agreement. Liberty Electric Power, LLC (Liberty Power) is a wholly-owned subsidiary of Liberty Electric PA, LLC (Liberty Electric), which is an indirect wholly-owned subsidiary of Orion Power Holdings. Liberty Power and Liberty Electric are collectively referred to as “Liberty.” Liberty owns a 530 megawatt combined cycle gas fired power generation facility (the Liberty generating station). For information regarding payment defaults under a non-recourse credit agreement entered into by Liberty, see note 12 to our interim financial statements included in our First Quarter Form 10-Q and notes 9(a) and 15(c) to our consolidated financial statements included in our Form 10-K.

As of August 2, 2004, Liberty continues to be in default under its credit agreement, including its obligation to make $9 million in principal payments and $19 million in interest payments. We have classified the debt as a current liability.

We do not intend to make additional capital contributions to Liberty. Although Liberty’s lenders have not foreclosed on their security interests in Liberty’s assets or in the ownership of Liberty, we do not expect them to continue to refrain from exercising these rights indefinitely. The exercise of the lenders foreclosure remedies with respect to Liberty, or the transfer of ownership of Liberty to the lenders or a third party, would not constitute an event of default under any of our debt agreements.

At June 30, 2004 and December 31, 2003, we evaluated the Liberty generating station and its related intangible asset for impairment. Based on our analyses, there were no impairments at that time. In the event of foreclosure or a transfer of the plant, we would incur a pre-tax loss of an amount up to our recorded net book value, net of the non-recourse debt obligations, with the potential of an additional loss due to an impairment of goodwill allocable to Liberty. As of June 30, 2004, the consolidated net book value of Liberty Electric was $336 million, excluding the non-recourse debt obligations of $262 million, resulting in a net amount of $74 million.

Tolling Agreement Litigation. For information regarding litigation relating to the bankruptcy of the counterparty to the tolling agreement under which the generation output of the Liberty generating station was formerly sold, see note 12 to our interim financial statements included in our First Quarter Form 10-Q and notes 9(a) and 15(c) to our consolidated financial statements included in our Form 10-K.

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